(video of Jeanelle talking in Gym)
Hi! I'm Jeanelle Spencer, owner of Zehbras, a fitness community affiliated with the CrossFit brand. Because I've spent my career researching and communicating the science behind human disease, I understand the role of medicine in healthcare, but also recognize that the biggest disease burden, the health challenges that affect the most people are lifestyle diseases, like type 2 diabetes, that can be prevented or mitigated with regular exercise and healthy nutrition.

(video of old images/videos of Jeanelle working out)
In 2015, I started doing CrossFit as my personal solution for a healthy lifestyle. I immediately felt its benefits and not just physical ones. The biggest benefits were the social connections and a mental boost. I became stronger and happier, but I couldn't help but notice the racial disparity in the CrossFit community.

(video of Black Butterfly graphic)
Unfortunately, none of the CrossFit gyms in the city are located in predominantly Black neighborhoods and none have a sizable Black membership. Baltimore City is more than 60% Black, but Black people are underrepresented in CrossFit and disproportionately affected by poor health outcomes. Lack of access, exposure, and real or perceived racism are all contributing factors. Zehbras will be the only CrossFit gym located in Baltimore's Black butterfly, the pattern of historical racial segregation and divestment in neighborhoods that persists today.

(video of group exercise events)
Fitness is essential to a robust life and should be accessible to everyone. Zehbras offers CrossFit classes, personal training, and nutrition coaching services. Unlike most gyms that only provide access to equipment, Zehbras will provide high-quality coaching that attract and retain members. This personalized approach promotes consistency with an exercise regimen and adoption of a balanced, sustainable lifestyle. Zehbras is a welcoming environment for people of all ages, abilities, and backgrounds to achieve their fitness goals and connect with their community.

(video of green Waverly sign, old building, Greenmount Ave, and Waverly Commons group)
Zehbras is occupying a prominent space on a Baltimore City Main Street (Greenmount Ave.) that has been vacant for nearly 30 years. We are revitalizing a highly visible building and bringing healthy activity to the community. Once the buildout is complete, Zehbras will be open seven days a week. We will have classes and events that demonstrate healthy activity on Greenmount Ave. We will also partner with other mission-aligned businesses, organizations, and individuals to support the community.

(Video of renderings and high fives)
Much like CrossFit, crowdfund investing is empowering and community-focused. It's about making an impact in any way you can. It gives you an opportunity to support a small business and shape your community.

(video of Jeanelle talking in Gym)

With your support, Zehbras will be a hub of health and wellness for residents of Waverly and nearby neighborhoods for many years to come.